Exhibit 3.4
					-----------

		AMENDMENT TO SECTION 1 OF ARTICLE II OF THE BY-LAWS
					       OF
			FROZEN FOOD EXPRESS INDUSTRIES, INC.


					ARTICLE II

				SHAREHOLDERS' MEETING



	Section 1.	Annual Meeting.	An annual meeting of the Shareholders of the
Corporation shall be held each calendar year on such date and at such time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting or in a duly executed waiver of notice of such meeting.  At such meeting, the Shareholders of the Corporation shall elect a Board of Directors and transact such other business as may properly be brought before the meeting.


						By:	/s/ Stoney M. Stubbs, Jr.
							-------------------------
							Stoney M. Stubbs, Jr.
							Chairman of the Board and
							Chief Executive Officer
							(Principal Executive Officer)


ATTEST:

	/s/ Leonard W. Bartholomew
	--------------------------
	Leonard W. Bartholomew
	Secretary

ADOPTED:  April 3, 2002